UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	Angiotech’s Corporate Partner, Boston Scientific, Announces Japanese Approval for the TAXUS® Express2™ Stent System

FORWARD-LOOKING STATEMENTS

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following; general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products and decisions regarding reimbursement where applicable; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance.  In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results.  These operating risks include; poor performance of the product in the clinical setting; adverse events related to the use of the product; improper estimation of the size of the product markets; adverse results or unexpected delays in clinical development processes; our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us;  our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. and our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of that acquisition; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: April 3, 2007

                  By: /s/

      Name: K. Thomas Bailey

      Title: Chief Financial Officer

click here for printer-friendly PDF version

Exhibit 1

FOR IMMEDIATE RELEASE
PRESS RELEASE
April 3, 2007

ANGIOTECH’S CORPORATE PARTNER, BOSTON SCIENTIFIC, ANNOUNCES JAPANESE APPROVAL FOR THE TAXUS® EXPRESS2™ STENT SYSTEM

VANCOUVER, BC, April 3, 2007 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, along with its corporate partner, Boston Scientific Corporation (NYSE: BSX), announced today that Boston Scientific has received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) to market its TAXUS® Express2™ paclitaxel-eluting coronary stent system in Japan. Boston Scientific plans to launch the product upon receipt of reimbursement approval.

“We are pleased that the proven technology of the TAXUS Express2 stent is now available to Japanese physicians, which will help improve the quality of life for so many patients,” said Dr. William Hunter, President and CEO of Angiotech.

Note on Forward Looking Statements

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following; general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products and decisions regarding reimbursement where applicable; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance.  In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results.  These operating risks include; poor performance of the product in the clinical setting; adverse events related to the use of the product; improper estimation of the size of the product markets; adverse results or unexpected delays in clinical development processes; our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us;  our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. and our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of that acquisition; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments.

®, ™ Trademarks of Boston Scientific Corporation

About Angiotech

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 17 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Janet Craig

VP, Investor Relations and Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-6933

jcraig@angio.com

Jodi Regts

Manager, Investor Relations and Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7930

jregts@angio.com